

May 4, 2011

<u>Via Facsimile and U.S. Mail</u>
Mr. David A. Lorber
Frontfour Master Fund, Ltd.
Two Stamford Landing
68 Southfield Ave., Suite 290
Stamford, Connecticut 06902

Re: Fisher Communications, Inc.
           Additional Definitive Soliciting Materials on Schedule 14A filed on
           April 26 and May 3, 2011 by FrontFour Master Fund, Ltd., et al.
           File No. 0-22439

Dear Mr. Lorber:

        We have conducted a limited review of the filings listed above and have the following comments.

<u>General</u>

1. Refer to Note (b) to Exchange Act Rule 14a-9. We note the assertion that the Board is "spinning a web of misleading information to confuse the real issues…" Please refrain from making charges that directly or indirectly impugn character or make charges regarding improper or immoral conduct in future filings.

2. We reissue prior comment 12 of our initial letter. Please refrain from characterizing as fact, assertions of your opinion. Further, ensure that all future filings set forth the basis or reasonable factual foundation for the assertions made. In this regard, we note you have not qualified as your opinion, the following statements:

- the statement that the board is presiding over the destruction of shareholder value;
- your assertions and opinions about statements the company made in its April 21, 2011 letter to shareholders; and,
- the assertion that "prior acquisitions have not created value" (May 3, 2011 soliciting materials).

3. Further to our comment above. Absent data from the company, which you disclose has not been published, there does not appear to be a basis for your assertion in the April 26th soliciting materials that "[c]learly, [the company does not] highlight margins because margins have not improved, even taking into account these costly acquisitions…" Please remove the statement or provide the basis for your assertion.

4. Supplementally advise us of the "significant shareholder who took to task" the CEO at the forum referenced and supplementally inform us of communications and/or agreements (formal or informal), if any, reached between the filing persons and the shareholder. We may have further comment.

5. In these and prior soliciting material you have not provided appropriate context to assertions regarding stock price performance. We reissue prior comment 6 and refer you to revisions made to your disclosure in response thereto. Each time reference is made to the decline in stock price in soliciting materials, please provide context to your discussion and acknowledge the impact on the stock prices of a variety of companies across many industries during the same period resulting from the financial crisis.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile): Andrew Freedman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP